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Quoc Tran · 1st
CFO / Strategy at FarBridge | Entrepreneur-in-residence at UT Austin
2w ·

Notey is what Guitar Hero should have been - not only introducing people to the love of guitar player, but actively helping them learn guitar playing! ...more

NOTEY **Notey Inc**
518 followers
2w ·

Notey Inc launches a WeFunder campaign!

Did you know that 90% of people who learn an instrument ...morest

How can Notey's World help users learn instruments?

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